PETER J. SHEA peter.shea@kattenlaw.com 212-940-6447 direct 212-894-5724 fax

April 29, 2010

VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Pre-Effective Amendment No. 1 to Registration on Form S-1A

ETFS Precious Metals Basket Trust

Registration No: 333-164769

Dear Ladies and Gentlemen:

On behalf of our client, ETFS Precious Metals Basket Trust (the “Trust”), we are filing with this correspondence Amendment No. 1 (the “Amendment”) to the registration statement on Form S-1 (the “Registration Statement”) concerning the registration of the ETFS Physical PM Basket Shares of the Trust under the Securities Act of 1933. Blacklined copies of the Amendment that have been marked to show changes as against the Registration Statement filed on February 8, 2010 are being sent to the Commission’s Staff under separate cover. Capitalized terms used but not defined herein are used with the meanings given to them in the Amendment.

With respect to the staff’s comment letter to the Sponsor dated March 9, 2010 by Ms. Tracey L. McNeil, we offer the following responses (the headings below corresponding to the headings in such comment letter with the numbered responses corresponding to the comment numbers of the comment letter).

General

1.            Additional disclosures relating to previously omitted information and the forms of all exhibits except for the auditor’s consent have been included.

2.         The disclosure has been revised accordingly.

3.            The registration statement has been revised to clarify that the proportion of ounces of gold, silver, platinum and palladium held by the Trust will remain constant.

4.            The form of financial statements, in addition to disclosures required by Item 11 of Form S-1, have been included.

5.         The consents of experts and counsel will be provided by subsequent amendment.

6.            The risk factors have been updated to address and quantify the changes in platinum and palladium prices following the effectiveness of the ETFS Platinum Trust’s and the ETFS Palladium Trust’s initial public offerings and to address the potential impact of this offering.

Securities and Exchange Commission

April 29, 2010

The Amendment contains all information that can be provided at this time. Until the Trust is formed, which will occur upon the sale of the Seed Baskets to the Initial Purchaser, certain items will remain omitted, including, among other things, audited financial statements reflecting the seed capitalization of the Trust. The Trust anticipates filing an additional pre-effective amendment that will make the Registration Statement complete in all material respects immediately upon the formation and seeding of the Trust.

All Trust, Sponsor and Trust service provider personnel participating in the preparation of the Registration Statement are cognizant of their disclosure responsibilities to investors.

In the event that the Trust requests acceleration of the effective date of the Registration Statement, it will furnish a letter containing the requested acknowledgements.

Please do not hesitate to contact me at (212) 940-6447 or Greg Xethalis at (212) 940-8587 if you have any questions or comments with respect to the foregoing responses or to the Amendment.

Very truly yours,

/s/ Peter J. Shea

Peter J. Shea

cc (w/enclosures):	Mr. H. Roger Schwall Ms. Tracy L. McNeil
Ms. Sandra Eisen
Mr. Graham Tuckwell
Mr. Tom Quigley
Mr. Gregory Xethalis